Sibling Entertainment Group, Inc.

April 3, 2008

To Our Sibling Entertainment Group, Inc. Shareholders:

We are pleased to update you on the status of Sibling Entertainment Group, Inc. (“Sibling” or the “Company”), and its performance and efforts over the past several months.

The Sibling Board of Directors continues to engage the Company in a strategic direction that we believe will build shareholder value and shareholder liquidity. We believe that we have made significant progress. We realize as a Board that communication to our shareholders is essential. Therefore, as we continue with our efforts you can expect to receive regular communication to keep you better informed of the progress of the Company. Between correspondences, you are welcome to check the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or speak to our investor relations representative, Bruce Nurse, who can be reached at info@siblingentertainment.com or 866-925-7423.

The Company has benefited and capitalized on several new opportunities over the past year. I will enumerate on such opportunities in this letter. Sibling Entertainment Group Holdings, Inc.1  filed an S-4 registration statement on August 14, 2007 and received comments from the SEC on August 30, 2007. The effectiveness of the S-4 registration statement should lead to the completion of the reverse acquisition by the Company with Sibling Entertainment Group Holdings, Inc. that will provide Sibling shareholders liquidity. We are, of course, committed to concluding the S-4. Since the filing date, Sibling has been extremely fortunate to have been able to take advantage of new opportunities that we believe make us a company worth trading as opposed to a company that can simply trade. In order to incorporate these new opportunities into Sibling, we are legally obliged to complete all of the necessary financial and information reviews, audits and filing updates required by the SEC to allow the S-4 to proceed to conclusion. These reviews and audits are currently in process. So, while it has cost the Company some months, as a Board we strongly believe that these new opportunities will add value to our organization.

1 Sibling Entertainment Group Holdings, Inc. (OTCBB:SIBE) and Sibling Entertainment Group, Inc. have previously signed an Agreement of Acquisition and Plan of Reorganization, the closing of which is currently pending.  The above-referenced agreement provides for the acquisition of Sibling’s subsidiaries: Sibling Theatricals, Inc., (STI); Sibling Pictures, Inc., (SPI); Sibling Music Corporation (SMC): and Sibling Properties, Inc., (SPPI).  On February 9, 2007, the shareholders of SIBE approved the above-referenced agreement, the closing of which is subject to the filing, and effectiveness, of a Form S-4 registration statement with the SEC. The Form S-4 was filed on August 14, 2007 by SIBE.

333 Hudson Street • Suite 901 • New York • NY 10013
Tel: 212-414-9600 • Fax: 212-924-9183

Sibling Theatricals, Inc. Operations: We are pleased to report the critically acclaimed musical HATS! opened at Harrah’s Las Vegas on January 24, 2008. Sibling Theatricals, Inc., in association with Dick Foster Productions under a special license from Hats Holdings, Inc., opened the production in true Las Vegas style. Multiple HATS! billboards line the strip alongside life-size advertisements of some of Vegas’ longest-running and most high profile shows. We also have full-page cover ads in both Harrah’s Magazine and The Las Vegas Guide provided in hotel rooms throughout the strip.

Additionally, on January 25, 2008, HATS! opened at the Tampa Bay Performing Arts Center in Tampa Bay in Florida to tremendous acclaim. Walter Belcher of the Tampa Bay Tribune hailed the production “…a feel good experience that encourages women to embrace life.” Since the opening of the show in Las Vegas and Tampa, requests to license the show around the country have continued to be received by our office. To date, licenses have been made with theaters in California, Ohio, Connecticut, Kansas and Illinois. Additional licenses with theaters in New York state, Massachusetts, Mississippi and Indiana, among others, are near completion. A full list of licenses is available upon request.

Purchase of Dick Foster Productions: Through mutual efforts and promotion of HATS! in New Orleans and Las Vegas, we acquired a significant interest in Dick Foster Productions and hope this investment and acquisition will further gain us ground in the variety arts world. To date, Sibling has acquired 36% of the company, which should increase to 49% with options to acquire additional shares in the future.

On October 22, 2007, Sibling hosted an international press conference in New York City announcing the launch of M-1 Global, LLC (“M-1 Global”)2 , a company dedicated to the promotion and production of Mixed Martial Arts (“MMA”) events and development of fighters. Simultaneously, in conjunction with strategic partners SFX Media and Events (responsible for the U.S. Open, Nike Air Jordan’s) and Brian Patton (business manager to a top Ultimate Fighting Championship (“UFC”) fighter), M-1 Global announced the signing of world champion heavyweight Fedor Emelianenko and CEO Monte Cox, arguably one of MMA’s most well-regarded businessman and guru according to many MMA publications and industry insiders.

Securing these strategic alliances was not only a tremendous feat in the MMA world, but has significantly heightened Sibling’s profile. On December 31, 2007, M-1 Global appeared on the international scene via a special licensing agreement with the Yarennoka! fight festival in Japan. In approximately 1 minute, 45 seconds, Fedor defeated the 7’2” “Korean Giant” Hong Man Choi in front of approximately 40,000 people in Tokyo’s Saitama arena. This fight was broadcasted throughout Eurasia, and on Mark Cuban’s HDNet in the United States and Canada.

1Sibling Theatricals, Inc., a wholly owned subsidiary of Sibling Entertainment Group, Inc., is the sole Managing Member of Sibling Sports LLC, the sole Managing Member of M-1 Global LLC.

Joining forces with Fedor brought an enormous amount of attention to M-1 Global and Sibling. Additionally, the creation of M-1 Global has potentially afforded Sibling the opportunity to own significant portions of two cable television stations. These deals are currently in the early phases of development and further details will be announced as they progress.

The MMA landscape has changed significantly over the past several months since the inception of M-1 Global. In February, 2008, the Anheuser Busch became a sponsor of the UFC. In March, 2008, CBS announced its intent to broadcast fights promoted by ProElite on network television. Due to these events, the management of M-1 Global and Sibling has decided to re-imagine our interest in the MMA Industry. Recently, M-1 Global made the strategic decision to release Fedor and dissolve M-1 Global. Instead, a new U.S. based MMA organization has been created dedicated solely to the promotion and development of the top and most promising American fighters under the banner of our new company, Adrenaline MMA (“Adrenaline”). Adrenaline MMA will be spearheaded still by Monte Cox with other strategic partners. It is the intent at this time, although no agreements have been executed, to launch Adrenaline with the following fighters:

• Tim Sylvia (24-4), two-time UFC heavyweight champion, ranked No. 5 in the world. A 6-foot-8 giant with knockout power.

• Ben Rothwell (31-5), the top heavyweight fighter out of the International Fight League, ranked No. 10 in the world. Winner of 13 straight bouts.

• Mike Russow (9-1), top heavyweight prospect, close to top 10 status.

• Brad Imes (13-4), heavyweight runner-up in The Ultimate Fighter TV show. Winner of 6 of 7 bouts.

• Eddie Alvarez (12-1), one of most exciting lightweights in sport.

Adrenaline is preparing for its first large-scale event to occur in the second quarter.

The development of Adrenaline has not prevented us from developing theatrical projects. Two Broadway musicals are on the docket. Announcements of the productions are forthcoming:

The Board of Directors is proud of the accomplishments and encouraged by its future. However, these are difficult times for the American economy in general and for small cap companies and their growth. Capital requirements are more difficult to achieve, while political campaigns capture most of the editorial space that is normally available. We at Sibling continue to work diligently and with the greatest integrity on behalf of our shareholders.

We appreciate your continued support and hope this letter has served to be both informative and encouraging. As always, we endeavor to bring additional value to your investment, which has and remains our first priority.

Please look forward to additional information on our future growth and developments.

Sincerely,

By: /s/ Mitchell Maxwell
Mitchell Maxwell
President/CEO
Sibling Entertainment Group, Inc.